773.890.1010
FAX 773.890.0523
4501 West 47th Street
Chicago, Illinois 60632
October 3, 2005
Ms. Meagan Caldwell
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Home Products International, Inc. Form 10-K/A for the Fiscal Year Ended January 1, 2005 Form 10-Q/A for the Fiscal Quarter Ended April 2, 2005 Filed: September 16, 2005 File No. 333-25871
Dear Ms. Caldwell:
     We are responding to your letter dated September 22, 2005 (the “Comment Letter”). To facilitate your review, the comment in the Comment Letter is set forth below in bold type and our corresponding response appears below it in ordinary type.
We reviewed your Form 10-K/A for the fiscal year ended January 1, 2005 and Form 10-Q/A for the fiscal quarter ended April 2, 2005. Based on your disclosures related to the lease accounting and Mexican subsidiary adjustments, it appears as though these adjustments in aggregate had a material impact to your loss before income taxes. net loss, and loss per common share for the fiscal year ended January 1, 2005. Please tell us what consideration you have to this and any additional factors you considered in concluding that the restatements related to lease accounting and Mexican subsidiary adjustments did not constitute a material weakness.
     Response: In response to the Staff’s comment, we advise the Staff that a number of factors were considered in concluding that the restatement adjustments related to lease accounting and the Mexican subsidiary did not constitute a material weakness.
     First, since a material weakness is defined as a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected, we examined the materiality of such adjustments and the manner in which such adjustments were identified. This examination was made in the context that we no longer have any publicly-traded equity securities. We are presently a voluntary filer pursuant to a contractual requirement under our bond indenture. Due to the nature of our outstanding indebtedness (bonds and an outstanding bank credit facility), our financial performance is primarily measured on cash-flow based measures rather than net income. For example, our bank credit facility uses an EBITDA calculation (“Bank EBITDA”). Management incentive plans are also based on these same calculations. However, since these are non-GAAP financial measures and are not reported in our financial statements, we evaluated the impact of these adjustments as to their effect on our consolidated cash flow.
     None of the adjustments individually, or in the aggregate, had any impact on the net cash (used by) provided from operations. Consequently, given the financial metrics most material to our business, bondholders and banks, such adjustments did not present a material misstatement of our financial statements.
     Although we noted that the aggregate impact in all prior periods of all such adjustment on net income was approximately $0.48 million, or approximately 6.0% of net loss for the fiscal year ended January 1, 2005, and was only 5.6% of operating income and 0.2% of total revenues, this adjustment reflected an aggregate of prior years and, as noted above, did not constitute a material misstatement. Moreover, the nature of the adjustments were very different and are more accurately viewed in their individual contexts.
     For example, the lease adjustment related to a 10 year lease that was entered into in 2000 and represented an aggregate adjustment of approximately $0.25 million covering a period of five years. While this amounted to approximately 3.2% of net income for the fiscal year ended January 1, 2005, it was only 2.9% of operating income and 0.1% of total revenues. The amounts applicable to prior years was less than 2% of accrued liabilities in each of such years and in none of such periods would such adjustment have had the effect of changing our financial position from a gain to a loss or vice versa nor would it have changed retained earnings to a deficit. In addition, this adjustment would not have had any impact on covenants, bank borrowing capacity or bonuses paid in any of the fiscal years affected. Finally, and most importantly, since our reported expense was equal to the cash payments, there was no effect on cash from operations or cash on hand – another significant metric for readers of our financial statements.
     Furthermore, from a covenant compliance standpoint, the adjustments had less than a 2% impact, as determined using the Bank EBITDA calculations made under the credit facility. Such adjustments did not have any effect on our compliance with any bank covenants, debt payments or management incentives that were paid out during the period.
     Accordingly, in the opinion of management, the lease adjustments were not material to our financial position or results of operations and to have adjusted each individual period would likely have caused more confusion to the readers of our financial statements and would not have added any value to the investment decisions made by those readers, particularly given the absence of any public trading of our equity securities.
     Second, from a qualitative perspective, we identified and discovered the inadvertent error in a five year old lease through the application of our controls and procedures in connection with our review of a new, upcoming lease (which was calculated correctly). Since we do not have public equity and are not an accelerated filer, we are not subject to the full application of Rule 404 to our internal controls and procedures. However, due to the controls and procedures currently in place, in connection with the review of a new lease, we also examined the accounting treatment applicable to all existing leases. When our current procedures were applied, they were sufficient not only to assure the application of the appropriate accounting pronouncements and treatment to the new lease, but also to identify the error in accounting treatment for the prior lease. These procedures confirmed that the error resulting in the adjustment was an isolated incident and that the proper accounting treatment was applied to our other leases. Therefore, we believe that our controls and procedures did operate effectively to identify and prevent misstatements in our financial statements and therefore did not constitute a material weakness.
     With regard to our Mexican subsidiary adjustments, as disclosed, we discovered that we had unintentionally understated depreciation expense on assets located in our Reynosa, Mexico facility. The aggregate amount of the error occurring over a seven year period was approximately $0.18 million, or an average of $0.025 million per year. Although the total aggregate amount of $0.18 million represented 2.3% of net loss for 2005, it was a non-cash adjustment that represented less than 1% of fixed assets and 2% of total depreciation expense in 2005. Furthermore, when viewed on an individual yearly basis, such amount was clearly insignificant.
     More importantly, as with the lease adjustment, in none of such periods would such adjustment have had the effect of changing our financial position from a gain to a loss or vice versa nor would it have changed retained earnings to a deficit. In addition, this adjustment would not have had any impact on covenants, bank borrowing capacity or bonuses paid in any of the fiscal years affected. Finally, there was no effect on cash from operations or cash on hand, which, as we noted above, are significant metrics for readers of our financial statements.
     Analyzing the error from a qualitative perspective as it relates to our internal controls, this error originated with the accounting at the time of the original purchase of the facility seven years ago and was detected through the application of our current controls and procedures. These procedures confirmed that the error resulting in the adjustment was an isolated incident and that the proper accounting treatment was applied to our other assets at the Reynosa facility. Combined with the minimal amount involved on an annual basis (approximately $0.025 million), management believes that our internal controls and procedures were effective in preventing any misstatement of our financial statements and therefore did not constitute a material weakness.
     The final adjustment for currency translation related to our Reynosa, Mexico facility. This adjustment in the amount of $0.05 million resulted from confusion regarding the appropriate functional currency to be used in our financial statements. After further review of FAS 52 and adjusting to reflect the U.S. dollar rather than the Mexican peso as the functional currency, various financial statement adjustments were required. It should be further noted that this adjustment occurred completely within the year of 2004, did not affect any prior periods and had less than a 1% impact under all applicable measures noted above. Once again, we concluded that the adjustment was not material and the underlying error was identified through the application of our internal controls and procedures. Therefore, we do not believe that this adjustment reflected a material weakness to our financial statements.

     For the reasons set forth above, as a voluntary filer with no publicly traded equity securities, we do not believe, whether viewed from the perspective of an individual adjustment or a combination of adjustments, that such adjustments constituted a material weakness in our internal controls and procedures. If you have any further questions or comments, please do not hesitate to contact me or our legal counsel David S. Stone at Neal, Gerber & Eisenberg LLP at 312-269-8411.

Very truly yours,
/s/ Donald J. Hotz
Donald J. Hotz
Chief Financial Officer